SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended: December 31, 2000



                         Commission file number: 1-12869


            A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:



                        Constellation Energy Group, Inc.
                             Employee Savings Plan
                             Address same as issuer



            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                        Constellation Energy Group, Inc.
                                250 W. Pratt St.
                           Baltimore, Maryland 21201

                                   SIGNATURES


  The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                CONSTELLATION ENERGY GROUP, INC.
                                                           EMPLOYEE SAVINGS PLAN



             Date: June 28, 2001                       By:/s/ Richard D. Honaker
             -------------------                       -------------------------
                                                              Richard D. Honaker
                                                              Plan Administrator

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator of the
Constellation Energy Group, Inc.
Employee Savings Plan


     We have audited the accompanying statements of net assets available for benefits with fund information of the Constellation Energy Group, Inc. Employee Savings Plan (the Plan), formerly the Baltimore Gas and Electric Company Employee Savings Plan, as of December 31, 2000 and December 31, 1999 and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Mitchell & Titus L.L.P.
                                                     ---------------------------
                                                         Mitchell & Titus L.L.P.

Washington, DC
June 22, 2001

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Prospectuses of Constellation Energy Group, Inc. on Form S-3 and Form S-8 (File Nos. 333-36380, 333-59601, 33-57658, 333-56572, 333-24705, 33-49801, and 333-56572 and 33-59545,
333-45051, 333-46980, and 33-56084, respectively) of Constellation Energy Group, Inc. of our report dated June 22, 2001 on the financial statements and supplemental schedule of the Constellation Energy Group, Inc. Employee Savings Plan for the year ended December 31, 2000, which report is included in this Annual Report on Form 11-K.


                                                     /s/ Mitchell & Titus L.L.P.
                                                     ---------------------------
                                                         Mitchell & Titus L.L.P.

Washington, DC
June 22, 2001


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 2000




                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Assets

 Value of securities
   held in trust             $754,987,098     $471,659,544              $0     $283,327,554               $0
 Value of guaranteed
   investment contracts       113,798,992                0     113,798,992                0                0
 Loans outstanding to
   plan participants           27,822,772                0               0                0       27,822,772
 Short-term investments         3,711,030          364,822       3,303,490           42,718                0
 Accrued dividends
   receivable                   4,444,809        4,428,749          16,060                0                0
 Accrued interest
   receivable                       1,086                0               0                0            1,086
 Accounts receivable              435,320            2,323         391,871                0           41,126
                           --------------   --------------  --------------   --------------   --------------
          Total               905,201,107      476,455,438     117,510,413      283,370,272       27,864,984
                           --------------   --------------  --------------   --------------   --------------


Liabilities

Accounts payable                  408,242          382,949          25,293                0                0
                           --------------   --------------  --------------   --------------   --------------
          Total                   408,242          382,949          25,293                0                0
                           --------------   --------------  --------------   --------------   --------------


Net assets available
 for benefits                $904,792,865     $476,072,489    $117,485,120     $283,370,272      $27,864,984
                             ============     ============    ============     ============     ============

See accompanying notes to the financial statements.


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
                 Statement of Net Assets Available for Benefits
                                December 31, 1999


                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Assets

 Value of securities
   held in trust             $581,222,786     $320,936,562              $0     $260,286,224               $0
 Value of guaranteed
   investment contracts       121,803,873                0     121,803,873                0                0
 Loans outstanding to
   plan participants           27,666,731                0               0                0       27,666,731
 Short-term investments         4,974,611          607,177       4,349,368           18,066                0
 Accrued dividends
   receivable                   4,626,840        4,626,840               0                0                0
 Accrued interest
   receivable                       1,086                0               0                0            1,086
 Accounts receivable              274,704            2,180         252,524           20,000                0
                           --------------   --------------  --------------   --------------   --------------
          Total               740,570,631      326,172,759     126,405,765      260,324,290       27,667,817
                           --------------   --------------  --------------   --------------   --------------


Liabilities

Accounts payable                  239,541           69,642         169,899                0                0
                           --------------   --------------  --------------   --------------   --------------
          Total                   239,541           69,642         169,899                0                0
                           --------------   --------------  --------------   --------------   --------------


Net assets available
 for benefits                $740,331,090     $326,103,117    $126,235,866     $260,324,290      $27,667,817
                             ============     ============    ============     ============     ============

See accompanying notes to the financial statements.


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Additions and Net
Investment Activity
-------------------
Contributions:
  Participant eligible
    pay contributions         $36,725,447       $6,489,691      $5,370,877      $24,864,879               $0
  Net participant rollover
    contributions                 501,831           44,244         177,107          280,480                0
  Employer matching
    contributions
    Company stock fund         10,760,781       10,760,781               0                0                0
                           --------------   --------------  --------------   --------------   --------------
                               47,988,059       17,294,716       5,547,984       25,145,359                0
                           --------------   --------------  --------------   --------------   --------------

Income:

  Dividends
    Stock                      48,757,441       15,978,490               0       32,778,951                0
    Employee stock account      1,935,381        1,935,381               0                0                0
  Interest                      7,337,994                0       7,337,994                0                0
  Interest on participant loans 2,560,262                0               0                0        2,560,262
                           --------------   --------------  --------------   --------------   --------------
                               60,591,078       17,913,871       7,337,994       32,778,951        2,560,262
                           --------------   --------------  --------------   --------------   --------------


 Participant loan repayments            0        4,904,303       2,068,148        6,966,510      (13,938,961)
                           --------------   --------------  --------------   --------------   --------------
                                        0        4,904,303       2,068,148        6,966,510      (13,938,961)
                           --------------   --------------  --------------   --------------   --------------

 Participant interfund
   transfers (net)                      0      (14,383,163)     (2,104,229)      16,487,392                0
                           --------------   --------------  --------------   --------------   --------------
                                        0      (14,383,163)     (2,104,229)      16,487,392                0
                           --------------   --------------  --------------   --------------   --------------

See accompanying notes to the financial statements.
(continued on next page)


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000
                                   (Continued)



                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation (depreciation)
    of investments:

 Net appreciation
    of common stock          $168,749,916     $168,749,916              $0               $0               $0

Net depreciation
    of mutual funds           (27,720,204)               0               0      (27,720,204)               0
                           --------------   --------------  --------------   --------------   --------------
                              141,029,712      168,749,916               0      (27,720,204)               0
                           --------------   --------------  --------------   --------------   --------------


Total additions and net
investment activity           249,608,849      194,479,643      12,849,897       53,658,008      (11,378,699)
                           --------------   --------------  --------------   --------------   --------------


Distributions:

 Withdrawal and distribution
    payments to participants  (85,147,074)     (39,894,951)    (19,711,583)     (24,889,506)        (651,034)
 Loans to participants                  0       (4,615,320)     (1,889,060)      (5,722,520)      12,226,900
                           --------------   --------------  --------------   --------------   --------------
Total Distributions           (85,147,074)     (44,510,271)    (21,600,643)     (30,612,026)      11,575,866
                           --------------   --------------  --------------   --------------   --------------


Change in net assets          164,461,775      149,969,372      (8,750,746)      23,045,982          197,167
 Net assets available
    for  benefits,
    beginning of year         740,331,090      326,103,117     126,235,866      260,324,290       27,667,817
                           --------------   --------------  --------------   --------------   --------------

 Net assets available
    for benefits,
    end of year              $904,792,865     $476,072,489    $117,485,120     $283,370,272      $27,864,984
                             ============     ============    ============     ============     ============


See accompanying notes to the financial statements.


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1999


                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Additions and Net
Investment Activity
-------------------

Contributions:
  Participant eligible
    pay contributions         $34,255,491       $6,554,830      $6,054,151      $21,646,510               $0
  Net participant rollover
    contributions               1,384,200          227,393               0        1,156,807                0
  Employer matching
    contributions
    Company stock fund         10,382,558       10,382,558               0                0                0
                           --------------   --------------  --------------   --------------   --------------
                               46,022,249       17,164,781       6,054,151       22,803,317                0
                           --------------   --------------  --------------   --------------   --------------

Income:

  Dividends
    Stock                      39,644,622       16,242,718               0       23,401,904                0
    Employee stock account      2,195,217        2,195,217               0                0                0
  Interest                      7,471,095           38,011       7,433,084                0                0
  Interest on participant loans 2,520,620                0               0                0        2,520,620
                           --------------   --------------  --------------   --------------   --------------
                               51,831,554       18,475,946       7,433,084       23,401,904        2,520,620
                           --------------   --------------  --------------   --------------   --------------


 Participant loan repayments            0        5,420,824       2,601,272        6,574,131      (14,596,227)
                           --------------   --------------  --------------   --------------   --------------
                                        0        5,420,824       2,601,272        6,574,131      (14,596,227)
                           --------------   --------------  --------------   --------------   --------------

 Participant interfund
   transfers (net)                      0            6,988      (1,504,766)       1,497,778                0
                           --------------   --------------  --------------   --------------   --------------
                                        0            6,988      (1,504,766)       1,497,778                0
                           --------------   --------------  --------------   --------------   --------------


See accompanying notes to the financial statements.
(continued on next page)


                        Constellation Energy Group, Inc.
                              Employee Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1999
                                   (Continued)



                                           Constellation
                                               Energy      Interest Income      Mutual
                              Total       Common Stock Fund     Fund            Funds          Loan Fund
                          --------------   --------------   --------------  --------------   --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net (depreciation) appreciation
    of investments:

Net depreciation
    of common stock           (18,252,868)     (18,252,868)              0                0                0

 Net appreciation
    of mutual funds             6,519,227                0               0        6,519,227                0
                           --------------   --------------  --------------   --------------   --------------
                              (11,733,641)     (18,252,868)              0        6,519,227                0
                           --------------   --------------  --------------   --------------   --------------


Total additions and net
investment activity            86,120,162       22,815,671      14,583,741       60,796,357      (12,075,607)
                           --------------   --------------  --------------   --------------   --------------


Distributions:

 Withdrawal and distribution
    payments to participants  (44,084,900)     (21,890,408)    (10,063,170)     (11,526,928)        (604,394)
 Loans to participants                  0       (4,407,985)     (2,147,588)      (4,899,526)      11,455,099
                           --------------   --------------  --------------   --------------   --------------
Total Distributions           (44,084,900)     (26,298,393)    (12,210,758)     (16,426,454)      10,850,705
                           --------------   --------------  --------------   --------------   --------------


Change in net assets           42,035,262       (3,482,722)      2,372,983       44,369,903       (1,224,902)
 Net assets available
    for  benefits,
    beginning of year         698,295,828      329,585,839     123,862,883      215,954,387       28,892,719
                           --------------   --------------  --------------   --------------   --------------

 Net assets available
    for benefits,
    end of year              $740,331,090     $326,103,117    $126,235,866     $260,324,290      $27,667,817
                             ============     ============    ============     ============     ============


See accompanying notes to the financial statements.

                        CONSTELLATION ENERGY GROUP, INC.
                             EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.GENERAL DESCRIPTION OF THE PLAN
---------------------------------
     Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978. Effective April 30, 1999, BGE shareholders approved the formation of a holding company - Constellation Energy Group, Inc. (the Company) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated and renamed as the Constellation Energy Group, Inc. Employee Savings Plan (Plan). There were no other significant Plan changes made at that time. T. Rowe Price Trust Company (T. Rowe Price) is the trustee (Trustee). In addition, TRP Retirement Plan Services, Inc., is the provider of administrative services for the Plan.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees become eligible to make contributions one month after date of hire. After meeting this eligibility requirement, participants are allowed to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

     The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

     There are eleven investment fund choices offered for participant contributions: the Constellation Energy Common Stock Fund (formerly the BGE Common Stock Fund), the Interest Income Fund and nine mutual funds. The Interest Income Fund is managed by T. Rowe Price Stable Asset Management, Inc. The mutual funds consist of the T. Rowe Price Balanced Fund, the T. Rowe Price Equity Income Fund, the T. Rowe Price Equity Index 500 Fund, the T. Rowe Price Growth
Stock Fund, the T. Rowe Price International Stock Fund, the T. Rowe Price Mid-Cap Growth Fund, the T. Rowe Price New Horizons Fund, the T. Rowe Price New Income Fund, and the T. Rowe Price Small Cap Value Fund (mutual funds). All Company contributions are initially invested by the Trustee in the Constellation Energy Common Stock Fund.

---------------------------------------------
     Participant and Company matching contributions are sent, each pay period, to the Trustee, who invests participant contributions as designated, either in
(1) the Constellation Energy Common Stock Fund for the purchase (on the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock; (2) the nine T. Rowe Price mutual funds; or (3) the Interest Income Fund, as more fully described below.

     Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the Constellation Energy Common Stock Fund, or the mutual funds are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Interest Income Fund are automatically reinvested in that fund.

     Dividends   received  on  shares  of  Company   common   stock  held  in  a
participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

     The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay; (2) the amount of the participant's eligible pay that is contributed; (3) the amount of that contribution which is designated for investment in the Constellation Energy Common Stock Fund or the mutual funds; (4) the amount of Company matching contributions invested in the Constellation Energy Common Stock Fund; (5) the reinvested dividends and earnings on each investment fund; and (6) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

----------------------------------------------

     Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 2000 and 1999 were 6.25% and 6.20%, respectively. The crediting interest rates for the investment contracts as of December 31, 2000 and 1999 were 6.15% and 5.74%, respectively. At December 31, 2000 and 1999, there were no investments in the individual contracts of any issuer in the Interest Income Fund which exceeded 5% of net assets available for benefits. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

     Participants have the right, once a month, to change the amount of their payroll deductions. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the eleven investment funds as provided in the Plan.

     In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the eleven investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may initiate, on a daily basis, a transfer of the value of their Company contributions and employee stock account among the eleven investment funds.

     Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated.

     The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

---------------------------------------------
     Withdrawals of thrift contributions and Company contributions, including earnings, are allowed to be initiated on a daily basis. All contributions held in participants' accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

     Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

     The Plan is administered by the Director - Benefits, Human Resources Division of Constellation Energy Group, Inc., as Plan Administrator. Administrative fees charged by institutions, which issue contracts for the Interest Income Fund, are reflected in the effective rate earned by the fund. The Company currently pays all other fees and expenses of the Plan, including those of the Trustee. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the Constellation Energy Common Stock Fund and mutual fund shares for the nine mutual funds are borne by those funds.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Shares of common stock for participant contributions and Company matching contributions currently are purchased for the Constellation Energy Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the Constellation Energy Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

--------------------------------------------------------
     Withdrawals and distributions to participants are recorded when paid.

     Leveraging provisions are included in the Plan, but these provisions have not yet been utilized.

     Shares of common stock in the Constellation Energy Common Stock Fund held by T. Rowe Price Trust Company are valued as of December 31, 2000 and 1999, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds, are valued as of December 31, 2000 and 1999 respectively, using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost, which approximates fair value.

     The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.INVESTMENTS
-------------

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                       December 31
                                               2000                1999
                                           ------------        ---------------
Constellation Energy Group Common
 Stock Fund, 10,458,562 and
 11,066,049 shares respectively            $476,072,489*      $326,103,117*

Interest Income Fund                       $117,485,120       $126,235,866

T. Rowe Price Equity Income Fund
 2,903,619 and 3,430,936 shares
 respectively                              $ 71,632,563       $ 85,127,910

T. Rowe Price Growth Stock Fund
 2,986,869 and 2,306,220 shares
 respectively                              $ 81,265,025       $ 76,733,563

---------------------
*Includes participant and non-participant-directed investments.

4.SECURITIES HELD IN TRUST
--------------------------
     Shown below are the shares, with respective fair value and cost, which were held in trust in the Constellation Energy Common Stock Fund and the mutual funds on December 31, 2000 and 1999.

                                  SHARES HELD       MARKET
                                    IN TRUST        VALUE              COST
                                 ------------    -------------     -------------

CONSTELLATION ENERGY COMMON STOCK FUND
December 31, 2000                10,458,562      $471,659,544      $258,328,484
December 31, 1999                11,066,049      $320,936,562      $256,006,961

T. ROWE PRICE BALANCED FUND
December 31, 2000                   601,194      $ 11,524,890      $ 10,353,190
December 31, 1999                   585,540      $ 11,529,283      $  9,642,835

T. ROWE PRICE EQUITY INCOME FUND
December 31, 2000                 2,903,619      $ 71,632,290      $ 66,697,119
December 31, 1999                 3,430,936      $ 85,121,511      $ 78,459,508

T. ROWE PRICE EQUITY INDEX 500 FUND
December 31, 2000                   844,447      $ 29,977,886      $ 29,774,049
December 31, 1999                   691,153      $ 27,331,992      $ 22,883,803

--------------------------------------

                                  SHARES HELD       MARKET
                                    IN TRUST        VALUE              COST
                                 ------------    -------------     -------------

T. ROWE PRICE GROWTH STOCK FUND
December 31, 2000                 2,986,869      $81,242,840       $88,071,408
December 31, 1999                 2,306,220      $76,717,938       $66,590,043

T. ROWE PRICE INTERNATIONAL STOCK FUND
December 31, 2000                 1,219,955      $17,713,743       $19,102,949
December 31, 1999                   905,842      $17,238,179       $13,302,404

T. ROWE PRICE MID-CAP GROWTH FUND
December 31, 2000                   699,572      $27,835,961       $26,567,685
December 31, 1999                   375,553      $15,070,928       $12,679,897

T. ROWE PRICE NEW HORIZONS FUND
December 31, 2000                   804,607      $19,222,053       $22,620,637
December 31, 1999                   177,592      $ 4,889,109       $ 4,279,046

T. ROWE PRICE NEW INCOME FUND
December 31, 2000                   232,856      $ 1,979,274       $ 2,007,224
December 31, 1999                   264,652      $ 2,159,562       $ 2,337,749

T. ROWE PRICE SMALL CAP VALUE FUND
December 31, 2000                 1,159,802      $22,198,617       $22,834,973
December 31, 1999                 1,147,998      $20,227,722       $22,987,594

5. TAX STATUS
-------------
     The Company has received the latest favorable determination letter from the Internal Revenue Service, dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

6.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
-----------------------------------------------------
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                  December 31,
                                          2000                    1999
Net assets available
  for benefits per the
  financial statements               $904,792,865            $740,331,090

Amounts requested by
   participant's for
   withdrawals and
   distributions at
   December 31, but paid
   in subsequent years                    (55,862)               (246,010)
                                    -------------             -----------
Net assets available
   for benefits
   per the Form 5500                 $904,737,003            $740,085,080
                                    =============            ============

     The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                              Year ended
                                                            December 31, 2000


Withdrawals and distributions paid
   to participants per the
   financial statements                                        85,147,074

Add:
   Amounts requested by participants for
   withdrawals and distributions at
   December 31, 2000 but paid in 2001                              55,862

Less:
   Amounts requested by participants for
   withdrawals and distributions at
   December 31, 1999 but paid in 2000                            (246,010)
                                                              -----------

Withdrawals and distributions to
   participants per the Form 5500                             $84,956,926
                                                              ===========


     Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.Current Corporate Strategy
----------------------------

     On October 23, 2000, the Company announced three initiatives to advance growth strategies. The first initiative is that we entered into an agreement (the "Agreement") with an affiliate of The Goldman Sachs Group, Inc. ("Goldman Sachs"). Under the terms of the Agreement, Goldman Sachs will acquire up to a 17.5% equity interest in the domestic merchant energy business, which will be consolidated under a single holding company ("Holdco"). Goldman Sachs will also acquire a ten-year warrant for up to 13% of Holdco's common stock (subject to certain adjustments.) The warrant is exercisable six months after Holdco's common stock becomes publicly available. Goldman Sachs is acquiring its interest and the warrant in exchange for $250 million in cash (subject to adjustment in certain instances) and certain assets related to the power marketing operation. At closing, Goldman Sachs' existing services agreement with the Company's power marketing operation will terminate.

     The second initiative is a plan to separate the domestic merchant energy business from the remaining businesses. The separation will create two stand-alone, publicly traded energy companies. One will be a merchant energy business engaged in wholesale power marketing and generation under the name "Constellation Energy Group" after the separation. The other will be a regional retail energy delivery and energy services company, BGE Corp., which will include BGE, other nonregulated businesses, and an investment in Orion Power Holdings, Inc.

     As a result of the separation, shareholders will continue to own all of the Company's current businesses through their ownership of the stock of the new Constellation Energy Group and BGE Corp.

     As a result of the separation, the Company intends to follow a "split-and-clone" approach, retaining the existing Employee Savings Plan for BGE Corp. and adopting a mirror plan for the new Constellation Energy Group. Participants in both Plans will be allowed to retain their investment in both companies stock. However, participants in the BGE Corp. Plan, will be restricted from purchasing any additional new Constellation Energy Group stock, and participants in the new Constellation Energy Group Plan will be restricted from purchasing any additional BGE Corp. stock. No other Plan changes are anticipated at this time.

----------------------------------------
     The third initiative is a change in the Company's common stock dividend policy effective April 2001. In a move closely aligned with the separation plan, the annual divided was reduced to $.48 per share. After the separation, BGE Corp. expects to pay initial annual dividends of $.48 per share. Constellation Energy Group, as a growing merchant energy company, initially expects to reinvest its earnings in order to fund its growth plans and not to pay a dividend.

     The closing of the transaction with Goldman Sachs and the separation are subject to customary closing conditions and contingent upon obtaining regulatory approvals and a Private Letter Ruling from the Internal Revenue Service regarding certain tax matters. The transaction and separation are expected to be completed by late 2001.


                   Constellation Energy Group (EIN 52-0280210)
           T. Rowe Price, Trustee - Constellation Energy Group, Inc.,
                             Employee Savings Plan

                       Schedule H - Financial Information
                                December 31, 2000

                                                                                             Current         Maturity
        Identity of Issue                  Description of Asset               Cost             Value            Date
                                                                                                  *
   Group Annuity Contract with           Insurance Company Guaranteed
       Allstate Life                     Interest Contract -
       Company (GA-6240)                 Guaranteed Interest - 7.29%          $3,226,155      $3,226,155        10/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       Bayerische Landesbnk              Interest Contract -
       Company (98-005)                  Guaranteed Interest - 5.95%           3,053,160       3,053,160         9/13/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Bayerische Landesbnk              Interest Contract -
       Company (98-005-B)                Guaranteed Interest - 5.92%           3,091,226       3,091,226         6/25/2003

     Group Annuity Contract with         Insurance Company Guaranteed
       GE Life & Annuity                 Interest Contract -
       (GS-2987)                         Guaranteed Interest - 7.25%           7,789,251       7,789,251          4/1/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       GE Life & Annuity                 Interest Contract -
       (GS-3169)                         Guaranteed Interest - 5.79%           2,278,001       2,278,001        12/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       John Hancock Life                 Interest Contract -
       (GAC-14474)                       Guaranteed Interest - 5.69%           4,455,297       4,455,297         8/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
       John Hancock Life                 Interest Contract -
       (GAC-8444)                        Guaranteed Interest - 5.81%           6,529,438       6,529,438         3/15/2001

     Group Annuity Contract with         Insurance Company Guaranteed
        Metropolitan Life                Interest Contract -
       (GAC-25037)                       Guaranteed Interest - 5.57%           3,327,162       3,327,162        10/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
        Monumental Life                  Interest Contract -                                                 50% 2/15/2003
       (MDA00008FR)                      Guaranteed Interest - 5.71%           4,466,127       4,466,127 Balance 4/15/2003

     Group Annuity Contract with         Insurance Company Guaranteed
        Monumental Life                  Interest Contract -                                                 50% 4/15/2002
       (BDA00729FR)                      Guaranteed Interest - 6.82%           4,409,520       4,409,520 Balance 6/14/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015)                        Guaranteed Interest - 6.78%           3,019,946       3,019,946         4/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015-002)                    Guaranteed Interest - 6.85%           2,723,641       2,723,641         9/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       New York Life                     Interest Contract -
       (GA-31015-003)                    Guaranteed Interest - 6.97%           2,027,134       2,027,134         3/17/2005


   (Continued on next page)

   * Current Value of the guaranteed interest contracts equal contract value.


                  Constellation Energy Group (EIN 52-0280210)
           T. Rowe Price, Trustee - Constellation Energy Group, Inc.,
                             Employee Savings Plan

                       Schedule H - Financial Information
                                December 31, 2000

                                                                                             Current         Maturity
        Identity of Issue                  Description of Asset               Cost             Value            Date
                                                                                                  *
     Group Annuity Contract with         Insurance Company Guaranteed
       Pacific Mutual Life               Interest Contract -
       (G-26263.01)                      Guaranteed Interest - 7.31%           8,167,545       8,167,545         6/14/2001

     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1348)                         Guaranteed Interest - 6.77%           2,995,437       2,995,437         1/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1391)                         Guaranteed Interest - 7.31%           3,888,449       3,888,449         4/15/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Protective Life                   Interest Contract -
       (GA-1662)                         Guaranteed Interest - 7.80%           2,007,009       2,007,009        12/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       SAFECO Life                       Interest Contract -                                             $2.1 Mil 11/19/2001
       (LP1055917-01-02)                 Guaranteed Interest - 7.00%           8,419,332       8,419,332  Balance 12/19/2001

     Group Annuity Contract with         Insurance Company Guaranteed
       SAFECO Life                       Interest Contract -
       (LP1055917-03)                    Guaranteed Interest - 6.85%           4,354,055       4,354,055         9/18/2001

     Group Annuity Contract with         Insurance Company Guaranteed
       Security Life Denver              Interest Contract -
       (FA-0494)                         Guaranteed Interest - 6.82%           3,243,295       3,243,295         2/14/2002

     Group Annuity Contract with         Insurance Company Guaranteed
       Sun America Life                  Interest Contract -
       (4873)                            Guaranteed Interest - 5.98%           2,204,567       2,204,567         1/15/2004

     Group Annuity Contract with         Insurance Company Guaranteed
       Sun America Life                  Interest Contract -
       (4930)                            Guaranteed Interest - 6.85%           2,723,146       2,723,146         6/15/2004

     Investment Contract with            Synthetic Investment Agreement
       State Street Bank and Trust Co.   Interest Contract
       (98255)                           Variable Interest - 5.984% initially 20,390,204      20,390,204              None

     Travelers Life                      Insurance Company Guaranteed
     (GR-17825)                          Interest Contract -
                                         Guaranteed Interest - 6.78%           5,009,895       5,009,895         9/20/2005
                                                                              ----------     -----------
                                                                            $113,798,992    $113,798,992


(Continued on next page)

* Current Value of the guaranteed interest contracts equal contract value.


                  Constellation Energy Group (EIN 52-0280210)
           T. Rowe Price, Trustee - Constellation Energy Group, Inc.,
                             Employee Savings Plan

                       Schedule H - Financial Information
                                December 31, 2000

                                                                                             Current         Maturity
        Identity of Issue                    Description of Asset               Cost          Value            Date
                                                                                                *

  ** Constellation Energy Group, Inc.        Common Stock - no par           258,328,484     471,659,544         -

     T. Rowe Price Balanced Fund             Mutual Fund                      10,353,190      11,524,890         -

     T. Rowe Price Equity Income Fund        Mutual Fund                      66,697,119      71,632,290         -

     T. Rowe Price Equity Index 500 Fund     Mutual Fund                      29,774,049      29,977,886         -

     T. Rowe Price Growth Stock Fund         Mutual Fund                      88,071,408      81,242,840         -

     T. Rowe Price International Stock Fund  Mutual Fund                      19,102,949      17,713,743         -

     T. Rowe Price Mid-Cap Growth Fund       Mutual Fund                      26,567,685      27,835,961         -

     T. Rowe Price New Horizons Fund         Mutual Fund                      22,620,637      19,222,053         -

     T. Rowe Price New Income Fund           Mutual Fund                       2,007,224       1,979,274         -

     T. Rowe Price Small Cap Value Fund      Mutual Fund                      22,834,973      22,198,617         -

  ** Loan Fund (Interest)                    Participant Loan Fund                     -      27,822,772         -
                                             Interest Range 8.00 - 10.50%

     T. Rowe Price Prime Reserve Fund        Money Market Mutual Fund          3,300,194       3,300,194         -

     T. Rowe Price Short Term                Money Market Bank Account           354,974         354,974         -
        Settlement Account

     T. Rowe Price Short Term                Money Market Bank Account            55,862          55,862         -
        Distribution Account
                                                                            ------------    ------------
                                                                 Total      $663,867,740    $900,319,892
                                                                            ============    ============

   * Current Value of the guaranteed interest contracts equal contract value.

  ** Parties-in-Interest
                                       23